Dated May 21, 2024

Filed Pursuant to Rule 433

Registration Statement No. 333-273605

Supplementing the Preliminary Prospectus Supplement Dated

May 21, 2024 and Prospectus Dated August 2, 2023

NNN REIT, INC.

Final Term Sheet

$500,000,000 of 5.500% Notes due 2034

Issuer:	NNN REIT, Inc.

Expected Ratings (Moody’s / S&P)[1]:	Baa1 / BBB+

Trade Date:	May 21, 2024

Settlement Date: (T+5)[2]:	May 29, 2024

Security Type:	Senior Unsecured Notes

Maturity Date:	June 15, 2034

Principal Amount:	$500,000,000

Benchmark Treasury:	4.375% due May 15, 2034

Benchmark Treasury Price / Yield:	99-22+ / 4.412%

Spread to Benchmark Treasury:	+125 basis points

Yield to Maturity:	5.662%

Price to Public:	98.768% of the principal amount, plus accrued and unpaid interest, if any, from May 29, 2024

Coupon (Interest Rate):	5.500%

Interest Payment Dates:	June 15 and December 15 of each year, commencing on December 15, 2024

Optional Redemption Provisions:	Redeemable at a make-whole redemption price prior to March 15, 2034 based on the applicable Treasury Rate plus 0.20%. On or after March 15, 2034, the redemption price will equal 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date.

CUSIP / ISIN:	637417 AT3 / US637417AT37

Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC PNC Capital Markets LLC TD Securities (USA) LLC Truist Securities, Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Mizuho Securities USA LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.

Co-Managers:	Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated

1.	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

2.

T+5 Settlement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days (or one business day for trades on or after May 28, 2024), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on or before the business day before settlement will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement, and should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting BofA Securities, Inc., by telephone: 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; Wells Fargo Securities, LLC, by email wfscustomerservice@wellsfargo.com or by calling toll-free at 1-800-645-3751; PNC Capital Markets LLC, by email at pnccmprospectus@pnc.com or by calling toll-free 855-881-0697; TD Securities (USA) LLC, by calling toll-free at 1-855-495-9846; or Truist Securities, Inc., by calling toll-free at 1-800-685-4786.